Chairman, CEO& President Ronald W. Allen Executive Vice President & CFO Gilbert L. Danielson COO William K. Butler, Jr.	Aaron’s, Inc.® 309 E. Paces Ferry Rd. N.E Atlanta, Georgia 30305-2377 / (404) 231-0011

December 27, 2012

VIA EDGAR CORRESPONDENCE AND EMAIL ONLY

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aaron’s, Inc. Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Period ended September 30, 2012
Filed November 7, 2012
File No. 1-13941

Dear Mr. Decker:

Aaron’s, Inc. (the “Company”) has received the Staff’s comment letter dated December 17, 2012 with respect to the above-referenced filings. The Company hereby requests that the Staff accept a deferral of the deadline for the Company’s response to the comment letter to January 16, 2013, ten business days after the original deadline. This request is based on the need to obtain thorough review by the Company’s senior management and the Audit Committee of the Board of Directors before the Company’s responses are submitted to the Staff, and the difficulty of obtaining such review by the original response deadline during the holiday season.

If there are questions or concerns about the Company’s proposed timeline, please do not hesitate to contact me at (678) 402-3388.

Very truly yours,

AARON’S, INC.

By: /s/ Robert P. Sinclair, Jr.

Robert P. Sinclair, Jr.

Vice President,

Corporate Controller